May 28, 2010

Securities and Exchange Commission

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Attention: Martin James, Senior Assistant Chief Accountant

MAIL STOP 3030

Re:         Cascade Technologies Corp.

                                Form 10-K for the fiscal year ended August 31, 2009

                                Filed December 15, 2009

                                File No. 000-52141

Dear Mr. James

I have acted as counsel to Spectral Molecular Imaging, Inc. prior to the transaction with Cascade Technologies Corp. ("registrant" or "company") and I am currently counsel for the company. At its instruction  I am submitting registrant's response to your letter dated May 10, 2010 as addressed to Jacqueline Danforth, Chief Financial Officer.

For the convenience of the staff I have set forth each of the comments in your letter with corresponding numbering,  following which we have provided our response(s).

Form 8-K Dated March 15, 2010

1.            We note that you did not file the financial statements and pro forma financial information required by item 9.01 of Form 8-K. Please tell us how you considered the requirements of Item 9.01(c) of Form 8-K.

The company’s understanding of the applicability of the provisions of Item 9.01(c) of Form 8-K was based on discussions and analysis of the facts and law among management and counsel to Cascade Technologies Corp. ("Cascade") and Spectral Molecular Imaging, Inc. ("SMI") leading up to the negotiation, structure and consummation of the transaction.  As noted in registrant’s public filings the initial business of registrant, from 2004 to 2009, involved the purchase and sale of semi-conductors.  In 2006 registrant registered 13,950,000 shares of common stock (adjusted for a subsequent stock split) on a Registration Statement on Form SB-2.  Registrant’s business did not, however, meet with a level of success acceptable to management.  So, in early 2009, management decided to consider alternative lines of business.  Prior to this time, the Securities and Exchange Commission had adopted revised rules applicable to shell companies, as defined in Rule 12b-2.  As a result, rather than first discontinuing its semi-conductor operations, management chose first to pursue opportunities in the renewable energy sector, in part through a collaboration with Genalta Power Corp.  During this period, registrant was also presented with the possibility of entering into the medical device sector pursuant to a transaction with SMI.  In evaluating the intellectual property of and the markets that could be addressed by SMI, the company subjectively concluded that there was significant potential value to securing and closing the acquisition of SMI. To maintain assets at all times, registrant and SMI entered first into a Memorandum of Understanding and then a binding Memorandum of Agreement to coincide with any disposition of other assets or termination of other operations.  To accomplish this objective , registrant insisted that the pre-closing agreements with SMI be binding, and not merely letters of intent or similar non-binding agreements.  As a result of the binding nature of the Memorandum of Agreement for  SMI, an operating development stage company,  these steps were filed with the Commission and  publicly disclosed concurrent with the planned disposition of other assets.  As a further result, the company concluded that it was not a shell company immediately prior to the transaction involving SMI within the meaning of Item 9.10(c) of Form 8-K and that the company accordingly could file financial statements and pro forma financial information not later than 71 days after the due date of the initial report.  The company filed the financial statements and pro forma financial information by amendment to its Form 8-K on May 19, 2010.  The SMI financial statements were audited by KCCW Accountancy Corp. for the years ended December 31, 2008 and 2009. The report also contained unaudited pro forma financial information that presented the pro forma financial position and operating results assuming that the merger of SMI, a development stage company, and a subsidiary of Cascade, a public company, had taken place as of September 1, 2008. The pro forma consolidated balance sheet set forth in the report combines the historical balance sheets of SMI and registrant at February 28, 2010. The adjustments, as explained in the Notes, give effect to the private placement of $850,000 of convertible notes and direct costs of $62,575 incurred by the registrant.

2.            We note that you did not provide an Item 4.01 Form 8-K for a change in accountants. Please also tell us whether the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer.

                The registrant continues to retain its current auditors, De Joya Griffith & Company LLC. The financial statements of SMI, as noted above,  were audited by KCCW Accountancy Corp. Registrant has not concluded as of this date that a change in accountants ought to be made however the matter may come before the board of directors in which event the matter may then be considered.

3.            Further, please tell us whether you intend to make any change in fiscal year as a result of the reverse acquisition.

The management of the company has the matter of a change in fiscal year under consideration but has not as of this day made the determination of whether to make such a change.

Should you or any other member of staff have further questions or comments, please do not hesitate to contact the undersigned at (310) 788-7577 or by email at agrunfeld@grunfeldlaw.com. Thank you.

Respectfully yours,

/s/Aaron A. Grunfeld

Aaron A. Grunfeld

cc Daniel L. Farkas, Ph. D

     Eric Lindsley, Ph. D

     Randall M. Gates

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